

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 5, 2025

Dom Kwong
Chief Executive Officer
Damon Inc.
4601 Canada Way, Suite #402
Burnaby, British Columbia, Canada, V5G 4X7

> **Re: Damon Inc.**
> **Offering Circular on Form 1-A**
> **Filed on July 22, 2025**
> **File No. 024-12643**

Dear Dom Kwong:

We have reviewed your offering statement and have the following comments.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Offering Circular on Form 1-A

Forum Selection, page 138

1. We note that your Articles identify the Supreme Court of British Columbia, Canada as the exclusive forum for certain litigation, including any derivative action, and that you will select the United States District Court for the Southern District of New York once you become a registrant under the Securities Act of 1934 or your securities are registered under the Securities Act of 1933. Additionally, we note that your subscription agreement contains a forum selection provision identifying the Province of British Columbia, Canada as the exclusive forum for any action arising under the subscription agreement. Please provide disclosure to clearly disclose:
    *   both exclusive forum provisions, including the relevant forum for litigation;
    *   applicable risk factor disclosure describing any risks or impacts upon investors of the exclusive forum provision, including but not limited to increased costs to bring a claim and that these provisions can discourage claims or limit investors' ability to bring a claim in a judicial forum that they find favorable;
    *   enforceability under federal and state law;

- whether these provisions apply to claims under the federal securities laws and whether they apply to claims other than in connection with this offering;

- to the extent the provisions apply to federal securities law claims, revise the disclosure to state that by agreeing to the provision, investors will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations thereunder; and

- whether purchasers of interests in a secondary transaction would be subject to these provisions.

Plan of Distribution, page 148

2.   You state in your Plan of Distribution that the minimum number of Common Shares an investor may purchase is 100 Common Shares. This appears inconsistent with disclosure elsewhere in your circular that the minimum purchase amount is 1,000 Common Shares (*i.e.* Cover Page, page 11). Please revise for this inconsistency.

Information Incorporated by Reference, page 152

3.   We note you are attempting to incorporate your audited and interim financial statements by reference, which is not permitted under General Instruction III(a)(1)(B) to Form 1-A. Please file your financial statements in accordance with Part F/S of Form 1-A. Additionally, please explain how the company intends to ensure the Form 1-A is appropriately updated. In this regard, we note that the incorporation by reference of future filings is not permissible on Form 1-A.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

Please contact Sarah Sidwell at 202-551-4733 or Erin Purnell at 202-551-3454 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Michael Shannon